UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 21, 2023, Genius Group, Ltd. (the “Company”) received a Warning Letter from NYSE regarding the manner of disclosures from March 2023 events and that such disclosures must be made in compliance with Sections 401(a) and (b) of the NYSE Company Guide. The Company confirms that it has reviewed its disclosure guidelines and will ensure that its future disclosures are made in compliance with NYSE rules and guidance. In particular, the Company has initiated a formal procedure in which all disclosures are reviewed in advance by counsel and initial disclosures will be made through either press release and/or Current Reports on 6-K (or other then appropriate 34 Act report) and any communication on social media will be limited to replication of what has already been released into the public domain in a compliant manner. In its letter to the Company, NYSE also raised the issue as to the implications of a statement made by the Company’s CEO on social media on June 28, 2023. The Company clarifies that in making his statement as to the veracity of his comments on social media, Mr. Hamilton was merely discussing the veracity of factual content and was in no way implying as to the materiality of any statements made by him.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 26, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)